Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

THIS AMENDMENT TO THE WARRANT AGREEMENT (this “Amendment”) is made as of November 19, 2020, by and between Legacy Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Warrant Agreement (as defined below).

WHEREAS, on October 24, 2017, the Company entered into that certain Sponsor Warrants Purchase Agreement with Legacy Acquisition Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor purchased an aggregate of 17,500,000 warrants, each entitling the holder to purchase one-half of one share of Class A common stock (as defined below) at an exercise price of $5.75 per half share (each, a “Private Placement Warrant,” and collectively, the “Private Placement Warrants”) in connection with, and simultaneously with the closing of, the Offering (as defined below);

WHEREAS, on November 21, 2017, the Company consummated an initial public offering (the “Offering”) of 30,000,000 units of the Company’s equity securities, each such unit comprised of one share of the Company’s Class A common Stock, par value $0.0001 per share (“Class A common stock”), and one public warrant to purchase one-half of one share of Class A common stock at an exercise price of $5.75 per half share (each a “Public Warrant” and, collectively, the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”);

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of November 16, 2017 (the “Warrant Agreement”), which governs the Warrants;

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 18, 2020 (the “Business Combination Agreement”), by and among the Company, Excel Merger Sub I, Inc., Excel Merger Sub II, LLC, Onyx Enterprises Int’l, Corp. (“Onyx”) and Shareholder Representative Services LLC, solely in its capacity as the stockholder representative (the “Stockholder Representative”), pursuant to which the parties have agreed to the terms and conditions of a business combination (the transactions contemplated by the Business Combination Agreement, the “Business Combination”);

WHEREAS, consistent with the Company’s obligations under the Business Combination Agreement, the Company desires to, and the Warrant Agent has agreed to (subject to obtaining the Required Approval (as defined below)), amend the Warrant Agreement to provide that each outstanding Public Warrant shall no longer be exercisable to purchase one-half share of Class A common stock at an exercise price of $5.75 per half share and instead shall be converted solely into the right to receive the consideration described herein (the “Public Warrant Amendment”);

WHEREAS, pursuant to the Sponsor Support Agreement, dated as of September 18, 2020, by and among the Sponsor, the Company and the Stockholder Representative, the Sponsor has agreed to forfeit 14,587,770 Private Placement Warrants held of record and beneficially owned by the Sponsor (the “Forfeiture”);

WHEREAS, consistent with the Company’s obligations under the Business Combination Agreement, the Company desires to, and the Warrant Agent has agreed to (subject to obtaining the Required Approval), amend the Warrant Agreement to provide (i) for the Forfeiture and (ii) that 2,912,230 outstanding Private Placement Warrants, which were issued to the Sponsor and are beneficially owned by certain institutional investors of Sponsor, shall no longer be exercisable to purchase one-half share of Class A common stock at an exercise price of $5.75 per half share and instead shall be converted solely into the right to receive the consideration described herein; provided, that if such beneficial owners cease to beneficially own any of such Private Placement Warrants and the Sponsor becomes the beneficial owner of such Private Placement Warrants, such Private Placement Warrants shall be forfeited (the “Private Warrant Amendment” and together with the Public Warrant Amendment, the “Warrant Amendments”);

WHEREAS, Section 9.8 of the Warrant Agreement provides that this Amendment and the Warrant Amendments contemplated hereby would require the vote or written consent of Registered Holders (as defined in the Warrant Agreement) of 65% of the then outstanding Public Warrants (the “Required Approval”);

WHEREAS, as of the date hereof, there are 30,000,000 Public Warrants and 17,500,000 Private Placement Warrants outstanding;

WHEREAS, the Company entered into warrant holder support agreements, effective as of September 18, 2020 (“Warrant Holder Support Agreements”), with the Registered Holders of approximately 19,506,000 Public Warrants (or at least 65% of the outstanding Public Warrants), pursuant to which such Registered Holders have agreed to vote in favor of (or consent in writing to) the Warrant Amendments; and

WHEREAS, in accordance with Section 9.8 of the Warrant Agreement, the Company has obtained the Required Approval for this Amendment and the Warrants Amendments contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Warrant Amendments. The Warrant Agreement is hereby amended to reflect that, notwithstanding any provisions in the Warrant Agreement (including Sections 3, 4, 5 and/or 6 thereof) to the contrary, upon or promptly following receipt of the Required Approval:

(a)	Public Warrant Amendment: Subject to the closing of the Business Combination, at the First Effective Time (as defined in the Business Combination Agreement), each outstanding Public Warrant shall no longer be exercisable to purchase one-half share of Class A common stock for $5.75 per half-share (subject to adjustment as provided in Section 4 of the Warrant Agreement) and instead shall be converted solely into the right to receive (i) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is at least equal to $60 million, $0.35 in cash and 0.065 of a share of Class A common stock of the Company, (ii) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is less than $60 million, but at least equal to $44 million, $0.25 in cash and 0.075 of a share of Class A common stock of the Company, or (iii) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is less than $44 million, $0.18 in cash and 0.082 of a share of Class A common stock of the Company, and

(b)	Private Warrant Amendment: Subject to the closing of the Business Combination, at the First Effective Time, 2,912,230 outstanding Private Placement Warrants (the “Exchangeable Warrants”) which are beneficially owned by certain institutional investors of Sponsor (the “Beneficial Owners”) as of the date hereof shall no longer be exercisable to purchase one-half share of Class A common stock for $5.75 per half-share (subject to adjustment as provided in Section 4 of the Warrant Agreement) and instead shall be converted solely into the right to receive (i) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is at least equal to $60 million, $0.35 in cash and 0.065 of a share of Class A common stock of the Company, (ii) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is less than $60 million, but at least equal to $44 million, $0.25 in cash and 0.075 of a share of Class A common stock of the Company, or (iii) if, at the Closing, the aggregate gross Cash in the Trust Fund (after all redemptions of shares of Class A common stock in connection with the Business Combination but including any proceeds received by the Company from any private offering) is less than $44 million, $0.18 in cash and 0.082 of a share of Class A common stock of the Company; provided, that if such Beneficial Owners cease to beneficially own any of such Exchangeable Warrants and the Sponsor becomes the beneficial owner of such Exchangeable Warrants, such Exchangeable Warrants shall be cancelled and no longer outstanding. Subject to the closing of the Business Combination, at the First Effective Time, 14,587,770 Private Placement Warrants held of record and beneficially owned solely by the Sponsor as of the date hereof shall be cancelled and no longer outstanding.

(c)	Definitions. The following terms used in this Section 1 of this Amendment shall have the following meanings:

“Cash” means, with respect to the Trust Fund, at any particular time, (i) the sum of the fair market value of all unrestricted cash, cash equivalents and marketable securities (including petty cash) in the Trust Fund, minus (ii) the aggregate amount of outstanding checks (to the extent an amount corresponding to each such check has been released from accounts payable) issued from the Trust Fund, and any overdraft and charges, if any, with respect thereto, in each case, as recorded in the books and records of the Trust Fund in accordance with U.S. GAAP. Cash includes checks, other wire transfers, deposits in transit and drafts deposited or available for deposit for the account of the Trust Fund (to the extent amount corresponding to each such item has been released from accounts receivable).

 “private offering” means a private placement, exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 506(c) (or other available exemption), pursuant to which (a) new investors would purchase shares of Class A common stock or other securities of the Company and/or (b) current investors would purchase shares of Class A common stock or other securities of the Company. Any private offering conducted by Legacy prior to the Closing must be approved by Onyx pursuant to Section 8.4 of the Business Combination Agreement.

“Trust Fund” means the proceeds from the Offering that were deposited and held in a segregated trust account for the benefit of the Company and the holders of the Class A common stock included in the Units issued in the Offering that is held and disbursed in accordance with the terms and conditions of the Investment Management Trust Agreement, effective as of November 16, 2017, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as trustee, as amended from time to time.

2. Miscellaneous Provisions.

2.1. Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their permitted respective successors and assigns.

2.2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.3. Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction.

2.4. Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.5. Effect on Warrant Agreement. Other than as specifically set forth herein, all other terms and provisions of the Warrant Agreement shall remain unaffected by the terms of this Amendment and shall continue in full force and effect in accordance with their respective terms. Each reference in the Warrant Agreement to “this Agreement” shall mean the Warrant Agreement as amended by this Amendment, and as hereinafter amended or restated.

2.6. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.7. Entire Agreement. The Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understanding, arrangements, promises and commitments are hereby cancelled and terminated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

LEGACY ACQUISITION CORP, INC.

By:	/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud
Title:	Chairman and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Henry Farrell
Name:	Henry Farrell
Title:	Vice President

[Signature Page to Amendment to the Warrant Agreement]

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